UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Disposal

Press release
12 December 2011

PEARSON TO SELL 50% STAKE IN FTSE INTERNATIONAL LIMITED TO THE LONDON STOCK EXCHANGE FOR £450 MILLION

Pearson is today announcing that it has agreed to sell its 50% stake in FTSE International Limited (FTSE) to the London Stock Exchange Group plc for £450 million in cash.

FTSE is a world-leader in the creation and management of more than 200,000 equity, bond and alternative asset class indices. With offices in London, Frankfurt, Hong Kong, Beijing, Shanghai, Madrid, Milan, Mumbai, Paris, New York, San Francisco, Sydney and Tokyo, FTSE works with partners and clients in 80 countries worldwide.

Pearson and London Stock Exchange Group currently each own 50% of FTSE. Under the terms of the agreement, London Stock Exchange Group will acquire from Pearson the 50% of FTSE that it does not own and continue to use the FTSE name. The transaction is expected to close by the first quarter of 2012.

In 2010, FTSE reported total revenues of £98.5 million and total EBITDA of £40 million. At 31 December 2010, FTSE had gross assets of £100.8m.

Pearson expects FTSE to make a total post-tax contribution to Pearson's adjusted earnings of approximately £18 million or 2.2p per share in 2011.

The transaction follows the sale of Pearson's stake in Interactive Data last year for $2bn. It marks Pearson's exit from companies that are primarily providers of financial data and strengthens the FT Group's focus on global business news, analysis and intelligence, increasingly delivered through subscription models and digital channels.

Pearson intends to use the proceeds of the sale to support and accelerate its strategy, investing in its businesses both organically and through acquisitions of companies with complementary content, technology and geographic exposure. In recent years Pearson's organic investments have enabled it to gain share in many of its markets. The company has also made a series of bolt-on acquisitions (including vocational training companies in the UK, global business intelligence through Mergermarket, universities in South Africa, online learning businesses in North America, language schools in China and school systems in Brazil) which have rapidly enhanced Pearson's earnings and return on invested capital.

Marjorie Scardino, Pearson's chief executive, said:
"FTSE is a bellwether of global financial markets and a world-class business. We have enjoyed supporting the company's excellent and highly professional team to build the business. Proud as we are of that long association, FTSE's strategy is different from our own. We wish it every success as we continue to build our digital business information services around the Financial Times.

"For Pearson, the transaction further strengthens our financial position at a time of significant macroeconomic turbulence. We are freeing up capital for continued investment in a proven strategy: becoming more digital, more international and more service-oriented in education, business information and consumer publishing."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 +44 (0)20 7010 2310

London Stock Exchange Group:
Victoria Brough (media)                                                                         + 44 (0)20 7797 1222
Paul Froud (investor relations)                                                             + 44 (0)20 7797 3322

About FTSE International
FTSE International (FTSE) is a world-leader in the provision of global index and analytical solutions. FTSE calculates indices across a wide range of asset classes, on both a standard and custom basis. FTSE indices are used extensively by investors worldwide for investment analysis, performance measurement, asset allocation, portfolio hedging and the creation of a wide range of index derivatives, funds, Exchange Traded Funds (ETFs), and other structured products.

FTSE has built an enviable reputation for the reliability and accuracy of our indices and related data services. FTSE has a long tradition of listening and responding to the market so that it is at the forefront of developing new approaches to index design, many of which are now accepted as the market standard. FTSE prides itself in continuing to invest significant resource in researching and developing new index solutions.

The foundation for FTSE's global, regional, country and sector indices is the FTSE global equity universe, which covers over 8,000 securities in 48 different countries and captures 98% of the world's investable market capitalisation. FTSE's flagship global benchmark, the FTSE All-World, is used by investors worldwide to structure and benchmark their international equity portfolios.

Exchanges around the world have chosen FTSE to calculate their domestic indices. These include ATHEX, Bolsas y Mercados Españoles, Borsa Italiana, Bursa Malaysia, Casablanca SE, Cyprus Stock Exchange, IDX, JSE, LSE, NASDAQ Dubai, NYSE Euronext, PSE, SGX, Stock Exchange of Thailand and TWSE. In addition, FTSE works with a variety of companies and associations to deliver innovative index solutions which provide the market with fresh opportunities.

For more information visit www.ftse.com.

About Pearson
Pearson is an international education and information company with world-leading businesses in education, business information and consumer publishing.

Pearson is the world's leading learning company, providing educational materials, technologies, assessments and related services to teachers and students of all ages. We publish across the curriculum under a range of respected imprints and are also a leading provider of electronic learning programmes and of test development, processing and scoring services to educational institutions, corporations and professional bodies around the world.

The Financial Times Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. It includes the globally-focused Financial Times newspaper and FT.comwebsite; a range of specialist financial magazines and online services; and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

Penguin, founded by Allen Lane in 1935, is today one of the world's leading English language publishers and the most famous brand in the industry. Penguin publishes 4,000 titles every year for readers of all ages and in print and digital formats. Its extensive range of titles includes top literary prize winners, classics, reference volumes and children's titles.

For more information, visit www.pearson.com.

About London Stock Exchange Group
London Stock Exchange Group plc (LSE.L) sits at the heart of the world's financial community. London Stock Exchange Group operates a broad range of international equity, bond and derivatives markets, including the London Stock Exchange; Borsa Italiana; MTS, Europe's leading fixed income market; and Turquoise, offering pan-European and US lit and dark equity trading. Through its markets, the Group offers international business unrivalled access to Europe's capital markets.

London Stock Exchange Group is a leading developer of high-performance trading platforms and capital markets software and also offers its customers around the world an extensive range of real-time and reference data products and market-leading post-trade services.

Headquartered in London and with significant operations in Italy and Sri Lanka, the Group employs around 1500 people. Further information on London Stock Exchange Group can be found at http://www.londonstockexchangegroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  12 December, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary